Securities and Exchange Commission
Washington, D.C.  20549

Schedule 13G

Under the Securities and Exchange Act of 1934
(Amendment No.   )*

Pace Health Management Systems
(Name of Issue)

COMMON
 (Title of Class of Securities)

692000102
(Cusip number)

Check the following box if a fee is being paid
with this statement [   ].  (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the following page(s)
Cusip Number:    692000102
13G

1.   Investment Advisers, Inc.
2.   Check the appropriate box if a member of a
group:  (a)
[   ]  (b) [ X ]
3.   SEC Use only
4.   Citizenship or place of
organization:  Delaware
5.   Sole voting power: 658079
6.   Shared voting
power:230319
7.   Sole Dispositive
power: 658079
8.   Shared dispositive
power: 230319
9. Aggregate amount beneficially owned by each reporting person: 888398
10. Percent of class represented by amount in Row 9: 12.34 11. Type of Person Reporting*: IA

Item 1.   (a)  Name of Issuer:  Pace Health
Management
Systems.
  (b)  Address of Issuer's Principal Executive
                    Offices:
1025 Ashworth Road
Suite 200
West Des Moines, IA 50265

Item 2.   (a)  Investment Advisors, Inc.
      (b)  3700 First Bank Place, Box 357,
                 Minneapolis, MN
55440
     (c)  Delaware
     (d)  Title of Class of Securities:  Common
     (e)  Cusip Number:  692000102

Item 3    (e)  Investment Advisor registered
under Section
203 of the
          Investment Advisors Act of 1940.
Item 4.   (a)  Amount beneficially owned: 888398
     (b)  Percent of Class: 12.34
  (c)  Number of shares as to which such person
                      has:

     (I)  Sole power to vote: 658079
     (ii) Shared power to vote:0
     (iii)     Sole power to dispose or direct
disposition
of: 658079
     (iv) Shared power to dispose or direct
disposition of:0

Item 5.        If this statement is being filed
to report
the fact that as of
          the date hereof the reporting person
has ceased to be the
          beneficial owner of more than five
percent of the class of
    securities, check the following:  [     ]

Item 6.        The shares referred to in this
filing are
held by various
          custodian banks for various clients of
Investment Advisors, Inc.
          None of the individual clients or
custodian banks holds more
          than 5% or more of the shares.
Item 7.        Not applicable.
Item 8.        Not
applicable.
Item 9.        Not
applicable.
Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.

Date:  1/5/99


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance